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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

January 3, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Fettig:

Thank you for your telephonic comments regarding certain filings made by the Trust with respect to db X-trackers MSCI Brazil Hedged Equity Fund (“MSCI Brazil Fund”), db X-trackers MSCI EAFE Hedged Equity Fund (“MSCI EAFE Fund”), db X-trackers MSCI Emerging Markets Hedged Equity Fund (“MSCI Emerging Markets Fund”), db X-trackers MSCI Germany Hedged Equity Fund (“MSCI Germany Fund”), db X-trackers MSCI Japan Hedged Equity Fund (“MSCI Japan Fund”), db-X Ultra Short Duration Fund (“Ultra-Short Fund”), db-X Managed Municipal Bond Fund (“Municipal Bond Fund”) and db X-trackers Harvest China Fund (“Harvest China Fund” and, collectively the “Funds” and individually a “Fund”), each a series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

	Response 1.	The “Tandy” representations are set forth at the end of this letter.

Comment 2.	Please confirm that the series and class information for the Ultra-Short Fund and Municipal Bond Fund on the EDGAR database on the SEC’s Website are accurate and that the Funds are not inactive.

	Response 2.	We do so confirm that the series and class information for the Ultra-Short Fund and Municipal Bond Fund are accurate. We expect these Funds to commence operations in the early part of 2014.

Comment 3.	Please confirm that the series and class information for the Harvest China Fund are accurate. Please add the ticker symbol.

	Response 3.	We do so confirm the series and class information for the Harvest China Fund are accurate. The ticker symbol has been added in connection with the Fund’s recent launch.

Comment 4.

The NSAR-B filing made on July 29, 2013 is missing the signature, city and state on the Accountant’s Internal Control Letter. Please file an amendment that includes those items with the full control report.

	Response 4.	The report was re-filed on December 5, 2013.

N-CSR

Comment 5.

In future filings under the “Fees and Expenses” section please follow Item 27, Instruction 1(e) of Form N-1A to modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example.

	Response 5.	The disclosure will be revised accordingly.

Comment 6.

On page 14 of the N-CSR filing made on August 2, 2013, please confirm that the expense ratios disclosed for the MSCI EAFE Fund and MSCI Japan Fund represents the actual expenses incurred over 6 months. The staff noted different results for those figures.

Response 6.

Pursuant to our subsequent discussions, we believe that the disclosed amounts are accurate and that the discrepancies between the disclosed figures and the staff’s estimates related to (a) the implementation of a fee waiver during the reporting period combined with (b) a substantial increase in assets under management for those two funds during the period.

Comment 7.	Certain Funds may invest in preferred stocks. In future filings, please add disclosure regarding the rate associated with such preferred stocks, if available, in the “Schedule of Investments” section.

	Response 7.	This information will be added in subsequent filings.

Comment 8.

Please confirm that the upcoming amendments to the Funds’ registration statements will include explanations of any significant variation in portfolio turnover rates over the two most recently completed fiscal years in the “Financial Highlights” section as per Item 16(e) of Form N-1A for the MSCI Germany Fund.

Response 8.

Disclosure was added to the updated registration statements of db X-trackers MSCI Germany Hedged Equity Fund experienced portfolio turnover of over 100% during the fiscal year ended May 31, 2013 and that this portfolio turnover resulted from the Fund changing its Underlying Index from MSCI Canada U.S. Dollar Hedged Index to MSCI Germany US Dollar Hedged Index as of May 31, 2013.

Comment 9.

On page 56 of the N-CSR filed on August 2, 2013, regarding note 2 to the financial statements, please clarify whether the Funds incur capital gains taxes with the sale of foreign securities. If so, the dollar amount of such foreign taxes should be disclosed in the “Notes to Financial Statements—Significant Accounting Policies—Foreign Taxes” section.

Response 9.

The Funds did not incur capital gains taxes on the sale foreign securities. To the extent that any of the Funds incur capital gains taxes from the sale of foreign securities in the future, those amounts will be disclosed in that section.

Comment 10.	Please disclose whether Acquired Fund Fees and Expenses is excluded from the expense cap in the “Notes to Financial Statements—Investment Advisory and Other Agreements” section.

	Response 10.	We do so confirm.

Comment 11.	In future filings please address the term of office in the “Term of Office and Length of Time Served” column of the Officer and Trustees table.

	Response 11.	The disclosure will be revised accordingly.

Comment 12.	Please update the “Additional Information—Proxy Voting Policies and Procedures” section by removing the year from the period ended on how the Fund voted proxies.

	Response 12.	The disclosure will be revised accordingly.

Comment 13.	Please provide more detail regarding the services provided for “Tax Fees” as per Form N-CSR Item 4(c).

	Response 13.	The disclosure will be revised accordingly.

Comment 14.

In future filings, please revise the disclosure in Item 4(e)(2) to state that “none of the services” or “not greater than 5% of the services”, as applicable, were performed without pre-approval by the Audit Committee in accordance with paragraph (c) (7) (i) (c) of Rule 2-01 of Regulation S-X.

	Response 14.	The disclosure will be revised accordingly.

Comment 15.	Please confirm that the calculations in the Example are accurate for the 497K filing for the MSCI Brazil Fund made on June 17, 2013.

	Response 15.	We note that the MSCI Brazil Fund subsequently made an updated 497K filing on October 1, 2013, with Example figures that were accurate to the best of our knowledge.

Comment 16.	Please confirm that the website, www.dbxus.com, has all the information required by Item 11(g) of Form N-1A regarding premium or discount information.

Response 16.

The information in question is available by clicking on the “Pricing Details” tab on each Fund’s page on the website. Pursuant to our subsequent discussions, the relevant information should now be visible when using Internet Explorer.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz